UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes       ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: May 20, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(1) MAJOR TRANSACTION

PURCHASE OF TWENTY AIRBUS A350-900 AIRCRAFT

AND

(2) MAJOR TRANSACTION

PURCHASE OF FIFTEEN BOEING B787-9 AIRCRAFT

20 May 2016

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisitions”	means the Airbus Acquisition and the Boeing Acquisition;

“Airbus Acquisition”	means the purchase of the Airbus Aircraft by the Company under the Airbus Purchase Agreement;

“Airbus Aircraft”	means twenty brand new Airbus A350-900 aircraft;

“Airbus Consideration”	means the actual consideration payable by the Company to Airbus SAS for the purchase of the Airbus Air craft (taking into account the price concessions);

“Airbus Purchase Agreement”	means the agreement entered into on 28 April 2016 by the Company (as purchaser) with Airbus SAS (as seller) regarding the Airbus Acquisition;

“Airbus SAS”	means Airbus SAS, a company incorporated and existing under the laws of France;

“Announcement”	means the announcement of the Company dated 28 April 2016 in relation to the Acquisitions;

“ATKs”	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Boeing Acquisition”	means the purchase of the Boeing Aircraft by the Company under the Boeing Purchase Agreement;

“Boeing Aircraft”	means fifteen brand new Boeing B787-9 aircraft;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“Boeing Consideration”	means the actual consideration payable by the Company to Boeing Company for the purchase of the Boeing Air craft (taking into account the price concessions);

“Boeing Purchase Agreement”	means the agreement entered into on 28 April 2016 by the Company (as purchaser) with Boeing Company (as seller) regarding the Boeing Acquisition;

DEFINITIONS

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding 8,156,480,000 shares of the Company, representing approximately 62.07% of its issued share capital as at the Latest Practicable Date;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Latest Practicable Date”	means 16 May 2016, being the latest practicable date of ascertaining certain information included herein before the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	means the People’s Republic of China;

“Purchase Agreements”	means the Airbus Purchase Agreement and the Boeing Purchase Agreement;

“RMB”	means renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; “United States” means the United States of America; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.4954 as adopted in the Announcement is used in this circular. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
Tian Liuwen	(Director, Vice President)	92 Konggang 3rd Road
Changning District
Independent non-executive Directors:		Shanghai
Ji Weidong		PRC
Li Ruoshan
Ma Weihua		Principal place of business in Hong Kong:
Shao Ruiqing		Unit B, 31/F
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

20 May 2016

To the shareholders of the Company

Dear Sir or Madam,

(1) MAJOR TRANSACTION

PURCHASE OF TWENTY AIRBUS A350-900 AIRCRAFT

AND

(2) MAJOR TRANSACTION

PURCHASE OF FIFTEEN BOEING B787-9 AIRCRAFT

1.	INTRODUCTION

Reference is made to the Announcement regarding the Company’s purchase of Airbus Aircraft and Boeing Aircraft from Airbus SAS and Boeing Company, respectively, pursuant to the Purchase Agreements.

LETTER FROM THE BOARD

Each of the Acquisitions constitutes a major transaction of the Company under Chapter 14 of the Listing Rules.

2.	THE AIRBUS PURCHASE AGREEMENT

On 28 April 2016, the Company (as the purchaser) entered into the Airbus Purchase Agreement with Airbus SAS (as the seller) regarding the Airbus Acquisition.

Based on the information provided by Airbus SAS, the total asset value of the Airbus Aircraft, as determined with reference to the relevant catalog price in January 2014 supplied by Airbus SAS, amounts in aggregate to approximately USD5.96 billion (equivalent to approximately RMB38.713 billion).

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired:	The Airbus Aircraft (i.e. twenty brand new Airbus A350-900 aircraft)

Consideration:	The aircraft basic price of the Airbus Aircraft in aggregate is approximately USD5.96 billion (equivalent to approximately RMB38.713 billion) based on the relevant price catalog in January 2014. The aircraft basic price of each Airbus A350-900 air craft is approximately USD298 million. Such aircraft basic price comprises the airframe price, engine price and ACS equipment (seats and entertainment device) price, and is subject to adjustment according to the delivery schedule after calculating based on the formula.

The Airbus Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company substantive price concessions with regard to the Airbus Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Airbus Consideration is significantly lower than the aircraft basic price of the Airbus Aircraft mentioned above.

LETTER FROM THE BOARD

Based on the Airbus Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Airbus Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Airbus Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Airbus Consideration) in the Announcement and this circular. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Airbus Consideration and has obtained such waiver.

The Company confirms that the extent of the price concessions granted to the Company under the Airbus Purchase Agreement is more favourable than price concessions granted to the Company in previous similar transactions with Airbus SAS. The price concessions granted to the Company under the Airbus Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Airbus Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

LETTER FROM THE BOARD

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Airbus Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding:	The Airbus Consideration is payable by cash in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks, bonds issuance and other sources of financing available to the Company.

Delivery and impact on ATKs:	The Airbus Aircraft are expected to be delivered to the Company in stages from 2018 to 2022, with 2 of which expected to be delivered in 2018; 3 of which expected to be delivered in 2019; 2 of which expected to be delivered in 2020; 6 of which expected to be delivered in 2021 and the remaining 7 of which expected to be delivered in 2022.

The specific delivery schedule and model of Airbus Aircraft to be purchased are subject to adjustment by the Company according to market conditions and ATKs plan of the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft and based on the ATKs of the Company as at 31 December 2015, the Airbus Acquisition will increase the ATKs of the Company by approximately 1.89%, 2.83%, 1.89%, 5.67% and 6.61% for each of the five years from 2018 to 2022, respectively.

Major transaction:	From the Listing Rules prospective, the Airbus Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

LETTER FROM THE BOARD

CEA Holding, which directly or indirectly holds 8,156,480,000 shares of the Company, representing approximately 62.07% of the issued share capital of the Company, does not have any interest or benefit under the Airbus Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Airbus Acquisition.

The Airbus Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

3.	THE BOEING PURCHASE AGREEMENT

On 28 April 2016, the Company (as the purchaser) entered into the Boeing Purchase Agreement with Boeing Company (as the seller) regarding the Boeing Acquisition.

Based on the information provided by Boeing Company, the total asset value of the Boeing Aircraft, as determined with reference to the relevant catalog price in July 2014 supplied by Boeing Company, amounts in aggregate to approximately USD3.915 billion (equivalent to approximately RMB25.429 billion).

To the best knowledge, information and belief of the Directors having made all reasonable enquir y, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired:	The Boeing Aircraft (i.e. fifteen brand new Boeing B787-9 aircraft)

Consideration:	The aircraft basic price of the Boeing Aircraft in aggregate is approximately USD3.915 billion (equivalent to approximately RMB25.429 billion) based on the relevant price catalog in July 2014. The air craft basic price of each B787-9 air craft is approximately USD261 million. Such aircraft basic price comprises the airframe price, engine price, optional equipment price and entertainment equipment price, and is subject to adjustment according to the delivery schedule after calculating based on the formula.

LETTER FROM THE BOARD

The Boeing Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company substantive price concessions with regard to the Boeing Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Boeing Company and as a result, the Boeing Consideration is significantly lower than the aircraft basic price of the Boeing Aircraft mentioned above.

Based on the Boeing Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Boeing Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Boeing Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Boeing Consideration) in the Announcement and this circular. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Boeing Consideration and has obtained such waiver.

LETTER FROM THE BOARD

The Company confirms that the extent of the price concessions granted to the Company under the Boeing Purchase Agreement is more favourable than price concessions granted to the Company in previous similar transactions with Boeing Company. The price concessions granted to the Company under the Boeing Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Boeing Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Boeing Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding:	The Boeing Consideration is payable by cash in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks, bonds issuance and other sources of financing available to the Company.

Delivery and impact on ATKs:	The Boeing Aircraft are expected to be delivered to the Company in stages from 2018 to 2021, with 4 of which expected to be delivered in 2018, 6 of which expected to be delivered in 2019, 3 of which expected to be delivered in 2020 and the remaining 2 of which expected to be delivered in 2021.

The specific delivery schedule and model of Boeing Aircraft to be purchased are subject to adjustment by the Company according to market conditions and ATKs plan of the Company.

LETTER FROM THE BOARD

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft and based on the ATKs of the Company as at 31 December 2015, the Boeing Acquisition will increase the ATKs of the Company by approximately 2.32%, 3.48%, 1.74% and 1.16% for each of the four years from 2018 to 2021, respectively.

Major transaction:	From the Listing Rules prospective, the Boeing Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds 8,156,480,000 shares of the Company, representing approximately 62.07% of the issued share capital of the Company, does not have any interest or benefit under the Boeing Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Boeing Acquisition.

The Boeing Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

4.	REASONS FOR ENTERING INTO THE PURCHASE AGREEMENTS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Each of the Acquisitions is beneficial for the Company towards timely supplementing the flight capacity gap caused by the retirement of certain long-haul passenger aircraft, satisfying the normal growth of demand for flight capacity of the Company and reserving long-haul flight capacity for the business development of the Company for the first half of the “14th Five-Year Plan” (the years 2021 to 2022). Through the Acquisitions, the Company will further achieve the update of long-haul wide-body aircrafts and build a streamlined and efficient, well-constructed and industry-leading passenger aircraft fleet, will continue to expand the long-haul route network surrounding the core hubs and enhance operating capabilities and revenue level of long-haul routes of the Company and promote the implementation of the Company’s internationalization strategy, and will continue to optimize the flying experience of the passengers and provide vast amount of passengers with more comfortable on-board services.

LETTER FROM THE BOARD

Each of the Acquisitions has been approved by the Directors at the third ordinary meeting of the Board in 2016 and is also subject to approval(s) by the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

The Directors believe that the terms of the Purchase Agreements (including the price concessions under each of the Purchase Agreements) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

5.	FINANCIAL IMPACT OF THE ACQUISITIONS

As mentioned above, part of the Airbus Consideration and the Boeing Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Acquisitions may therefore result in an increase in the Company’s debt-to-equity ratio, but as each of the Airbus Consideration and the Boeing Consideration is payable by instalments, it is not expected to have substantial impact on the Company’s cashflow position or its business operations.

The Acquisitions are not expected to result in a material impact on the earnings, assets and liabilities of the Group.

6.	GENERAL INFORMATION

The Company:	The Company is principally engaged in the business of civil aviation.

Airbus SAS:	Airbus SAS, to the knowledge of the Directors, is principally engaged in the business of air craft manufacturing and selling aircraft.

Boeing Company:	Boeing Company, to the knowledge of the Directors, is principally engaged in the business of air craft manufacturing.

All six B767 series passenger aircraft will retire and twelve A330 series aircraft may retire during the period from 2016 to 2020. Based on the ATKs of the Company as at 31 December 2015, the retirement of six B767 series passenger aircraft and the scheduled retirement of twelve A330 series aircraft during the period from 2016 to 2020 will decrease the ATKs of the Company by approximately 1.57% and 5.63%, respectively.

It is possible for the Company to adjust the abovementioned retirement plan of aircraft in the future according to market conditions and ATKs plan.

LETTER FROM THE BOARD

7.	RECOMMENDATION

Based on the relevant information disclosed herein, the Directors are of the opinion that the terms of the Acquisitions (including the respective consideration thereof) are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, if a general meeting were to be convened for approval of the Acquisitions, the Directors would recommend the Shareholders to vote in favour of the relevant resolutions to approve the Acquisitions at such general meeting.

8.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

APPENDIX I	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for the years ended 31 December 2015, 2014 and 2013, together with the accompanying notes to the financial statements, can be found on pages 77 to 164 of the annual report of the Company for the year ended 31 December 2015, pages 72 to 166 of the annual report of the Company for the year ended 31 December 2014 and pages 75 to 169 of the annual report of the Company for the year ended 31 December 2013, respectively. Please see below the hyperlinks to the said annual reports:

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0422/LTN201604221312.pdf
http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0416/LTN201504161393.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0424/LTN201404241398.pdf

INDEBTEDNESS OF THE GROUP

Indebtedness

As at the close of business on 31 March 2016, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following liabilities:

Borrowings and obligations under finance leases

The Group had total outstanding indebtedness of approximately RMB112,281 million as at 31 March 2016. The table below sets forth the Group’s total outstanding indebtedness as at 31 March 2016:

		Total
		RMB
	Notes	(in million)

Bank borrowings	(1)	31,910
Guaranteed bonds		10,291
Short-term debentures		20,000

Obligations under finance leases	(2)	50,080

Total		112,281

APPENDIX I	FINANCIAL INFORMATION

Notes:

(1)	The Group’s bank borrowings with an aggregate amount of approximately RMB7,853 million were secured by mortgages over certain of the Group’s assets. The pledged assets included aircraft and buildings with an aggregate net carrying amount of approximately RMB16,406 million as at 31 March 2016.

(2)	The Group’s obligations under finance leases with an aggregate amount of approximately RMB50,080 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net book value of approximately RMB70,850 million as at 31 March 2016.

Contingent liabilities

As at 31 March 2016, the Group had no significant contingent liabilities.

Except as disclosed above and apart from intra-group liabilities, as at 31 March 2016, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, term loans, any other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, mortgages and charges, contingent liabilities or guarantee.

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Acquisitions and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with unforeseen occurrences of geopolitical events and other significant events.

In the future, the Company intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated modern aviation services and logistics services provider.

In 2016, the world economy is expected to experience a thorough reshuffle and its recovery is expected to remain sluggish. The International Monetary Fund has again trimmed its expected growth of the global economy and the total trade volume for the year in January 2016, and expected that international oil prices will decrease significantly in 2016 as compared to the previous year. It is expected that the Chinese economy will maintain a moderate growth despite larger downward pressure and the economic structure will continuously transform and upgrade. The pull effect of growth of consumption on the economic growth is expected to boost with tourism boom. Under the impacts of the aforesaid, it is expected that the demand for air passenger transportation will remain in growth, while the demand for aviation freight transportation will be relatively low. In view of a complicated and dynamic operating environment, the Group will seize the opportunities arising from the low oil prices, the rising tourism and consumption demand and the opening of the Shanghai Disneyland, and focus on the following areas in order to achieve better operating results:

APPENDIX I	FINANCIAL INFORMATION

1.	reinforcing the implementation of the safety responsibility system, strengthening safety inspection, enhancing the development of aviation security, improving flying techniques and abilities to assure flight safety on an ongoing basis;

2.	seizing favorable opportunities, improving interline transit based on the whole network, promoting sales transformation with direct sales and lower agency fees to expand its market share and improve its operation quality of passenger and freight transportation;

3.	strengthening services management system, remedying service shortfall and optimizing integrated online service experience to build an aviation service brand with a refined whole-process customer experience;

4.	expediting the establishment of in-flight internet access and platforms for e-commerce companies, intensifying transformation of China United Airlines into a low-cost airline, exploring the pilot spot for the market-oriented ground services system and guiding the Group in its reform and transformation;

5.	proactively expanding its financing channels, optimizing its debt structure, closely monitoring the trend of capital market and seizing opportunities in implementing financing projects which may facilitate the development of the Company;

6.	leveraging on information technology, improving core operation processes, refining the risk control mechanism to overall elevate the Group’s management capability.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited consolidated financial statements of the Group were made up.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Dir ectors collectively and individually accept f ull responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of	Capacity in
		shares held –	which the A
		Personal	shares were
Name	Position	interest	held

Liu Shaoyong	Chairman	0	–
Ma Xulun	Vice Chairman, President	0	–
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Li Yangmin	Director, Vice President	3,960	Beneficial
		A shares	owner
		(Note 1)
Tang Bing	Director, Vice President	0	–
Tian Liuwen	Director, Vice President	0	–
Ji Weidong	Independent non-executive Director	0	–
Li Ruoshan	Independent non-executive Director	0	–
Ma Weihua	Independent non-executive Director	0	–
Shao Ruiqing	Independent non-executive Director	0	–
Yu Faming	Chairman of the Supervisory Committee	0	–
Xi Sheng	Supervisor	0	–
Ba Shengji	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–
Xu Haihua	Supervisor	0	–
Wu Yongliang	Vice President, Chief Financial Officer	3,696	Beneficial
		A shares	owner
		(Note 2)
Feng Liang	Vice President	0	–

APPENDIX II	GENERAL INFORMATION

		Number of	Capacity in
		shares held –	which the A
		Personal	shares were
Name	Position	Interest	held

Sun Youwen	Vice President	62,731	Beneficial
		A shares	owner
		(Note 3)
Wang Jian	Board Secretary, Joint Company Secretary, Authorised Representative	0	–
Ngai Wai Fung	Joint Company Secretary	0	–

Note 1: representing approximately 0.000030% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2: representing approximately 0.000028% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3: representing approximately 0.000477% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director), Mr. Yu Faming (a supervisor and the Chairman of the Supervisory Committee of the Company), Mr. Xi Sheng (a supervisor of the Company) and Mr. Ba Shengji (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and

3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

JOINT COMPANY SECRETARY

Mr. Wang Jian graduated from Shanghai Jiao Tong University, has a Master of Business Administration postgraduate degree from East China University of Science and Technology and holds an Executive Master’s degree of Business Administration from Tsinghua University. Mr. Wang Jian has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang Jian is currently a joint company secretary of the Company and Mr. Wang Jian is assisted by Mr. Ngai Wai Fung, the other joint company secretary of the Company.

Mr. Ngai Wai Fung is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai Wai Fung has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master’s degree in Corporate Finance from the Hong Kong Polytechnic University and a Master’s degree in Business Administration (MBA) from Andrews University in the United States and a Bachelor’s degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring nor determinable by the Group within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

LITIGATION

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

APPENDIX II	GENERAL INFORMATION

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS

SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

MATERIAL CONTRACTS

1.	The acquisition agreement dated 15 August 2014 entered into between Shanghai Airlines Tours, International (Group) Co., Ltd. (“Shanghai Tours”), a wholly-owned subsidiary of the Company and Eastern Air Tourism Investment (Group) Co., Ltd. (“Eastern Tourism”), pursuant to which Shanghai Tours agreed to purchase and Eastern Tourism agreed to sell 72.84% equity interest in Shanghai Dongmei Air Travel Co., Ltd. held by Eastern Tourism at a consideration of RMB32,147,700. For details, please refer to the Company’s announcement dated 15 August 2014.

2.	The finance lease framework agreement dated 14 November 2014 entered into between the Company and CES International Financial Leasing Corporation Limited (“CES Leasing”), pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to 14 aircraft for a lease term of 10 years commencing on the delivery of each of such 14 aircraft. The principal amount of the aircraft finance lease transaction in relation to such 14 aircraft was 90% of the total consideration for the purchase of such 14 aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The handling fee for such 14 aircraft will be no more than RMB40 million. For details, please refer to the Company’s announcement dated 14 November 2014.

3.	The capital injection agreement dated 22 December 2014 entered into among the Company, CEA Holding and CES Finance Holding Co., Ltd. (“CES Finance”) (as shareholders of Eastern Air Group Finance Company Limited (“ Eastern Air Finance”)), pursuant to which the Company, CEA Holding and CES Finance agreed to inject a total of RMB1,500 million into Eastern Air Finance in proportion according to their respective shareholding in Eastern Air Finance. Out of such RMB1,500 million, the Company agreed to contribute a pro-rata amount of RMB375 million in cash. For details, please refer to the Company’s announcement dated 22 December 2014.

APPENDIX II	GENERAL INFORMATION

4.	The master lease agreement dated 5 May 2015 entered into between the Company and CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the 23 aircraft for a lease term of 120 months commencing on the delivery of each of such 23 aircraft. The principal amount of the aircraft financial lease transaction in relation to the 23 aircraft is 90% of the total consideration for the purchase of the 23 aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The total arrangement fee to be paid to CES Leasing for the finance lease of the 23 aircraft shall not exceed RMB75 million. For details, please refer to the Company’s announcement dated 5 May 2015.

5.	The aircraft finance lease framework agreement dated 28 April 2016 entered into between the Company and CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the aircraft scheduled to be introduced by the Company for the period from 1 January 2016 to 31 December 2016, in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder. The proposed total annual cap in relation to the transactions contemplated under the aircraft finance lease framework agreement for the financial year ending 31 December 2016 is USD2,616 million (or the equivalent amount in RMB). For details, please refer to the Company’s announcement dated 28 April 2016.

6.	The aircraft finance lease framework agreement dated 28 April 2016 entered into between the Company and CES Leasing, pursuant to which CES Leasing agreed to provide financial leasing to the Company in relation to certain aircraft for the period from 1 January 2017 to 31 December 2019, in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder. The proposed total annual caps in relation to the transactions contemplated under the aircraft finance lease framework agreement for the three financial years ending 31 December 2017, 2018 and 2019 are USD2,415 million, USD2,415 million and USD2,616 million (or the equivalent amount in RMB), respectively. For details, please refer to the Company’s announcement dated 28 April 2016.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

APPENDIX II	GENERAL INFORMATION

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2013, 2014 and 2015 annual reports;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)	a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company;

(5)	the Airbus Purchase Agreement; and

(6)	the Boeing Purchase Agreement.

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